                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                              For February 14, 2002

                                HAVAS ADVERTISING
                 (Translation of registrant's name into English)


                               84, rue de Villiers
                          92683 Levallois-Perret Cedex
                                     France
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F [X]                                Form 40-F [ ]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes [ ]                                        No [X]


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                                HAVAS ADVERTISING

         On February 14, 2002, Havas Advertising issued a press release announcing its billings for 2001. Attached as Exhibit 99.1 to this Report on Form 6-K, and incorporated herein by reference, is the text of the February 14, 2002 press release.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    HAVAS ADVERTISING
                                    (Registrant)


Date: February 25, 2002             By:  /s/ R. John Cooper
                                         --------------------------------------
                                         Name:  R. John Cooper
                                         Title: Executive Vice President and
                                                General Counsel

                                HAVAS ADVERTISING



                                INDEX TO EXHIBITS

Exhibit
-------

 99.1    Press release issued by Havas Advertising on February 14, 2002.